Dated September 15, 2021

Filed Pursuant to Rule 433

Registration Statement No. 333-240297

Supplementing the Preliminary Prospectus Supplement Dated

September 15, 2021 and Prospectus Dated August 3, 2020

NATIONAL RETAIL PROPERTIES, INC.

Final Term Sheet

$450,000,000 of 3.000% Notes due 2052

Issuer:	National Retail Properties, Inc.

Expected Ratings: (Moody’s / S&P)[1]:	Baa1 / BBB+

Trade Date:	September 15, 2021

Settlement Date: (T+7)[2]:	September 24, 2021

Security Type:	Senior Unsecured Notes

Maturity Date:	April 15, 2052

Principal Amount:	$450,000,000

Benchmark Treasury:	2.375% due May 15, 2051

Benchmark Treasury Price / Yield:	111-16 / 1.868%

Spread to Benchmark Treasury:	+125 basis points

Yield to Maturity:	3.118%

Price to Public:	97.684% of the principal amount, plus accrued and unpaid interest, if any, from September 24, 2021

Coupon (Interest Rate):	3.000%

Interest Payment Dates:	April 15 and October 15 of each year, commencing on April 15, 2022

Optional Redemption Provisions:	Make-whole call at any time prior to October 15, 2051 based on the applicable Treasury Constant Maturity (as defined in the preliminary prospectus supplement) rate plus 0.20%; if, however, the Notes are redeemed on or after October 15, 2051 the redemption price will equal 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the amount being redeemed to, but not including, the redemption date

Use of Proceeds:

We intend to use the net proceeds from the offering of the notes to redeem all of our outstanding depositary shares, each representing a 1/100th interest in a share of our 5.20% Series F Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Depositary Shares”) and the Series F Cumulative Redeemable Preferred Stock underlying the Depositary Shares (the “Series F Preferred Stock” and, together with the Depositary Shares, the “Series F Preferred Securities”). This free writing prospectus does not constitute a notice of redemption of such Series F Preferred Securities. In addition, we intend to use the remainder of the net proceeds from the offering of the notes to fund future property acquisitions and for general corporate purposes.

As of the date of this free writing prospectus, approximately 13,800,000 Depositary Shares remained outstanding, and the total cost of redeeming the Series F Preferred Securities is expected to be approximately $346.5 million. The underwriters in this offering or their affiliates may also be owners of the Series F Preferred Securities and may receive the redemption price for such securities with the net proceeds from this offering.

CUSIP / ISIN:	637417 AR7 / US637417AR70

Joint Book-Running Managers:

BofA Securities, Inc.

Wells Fargo Securities, LLC

Citigroup Global Markets Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

Truist Securities, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Morgan Stanley & Co. LLC Capital One Securities, Inc. Raymond James & Associates, Inc.

1. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

2. T+7 Settlement.   Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next four succeeding business days will be required, by virtue of the fact that the notes initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next four succeeding business days should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting BofA Securities, Inc., 200 North College Street, NC1-004-03-43, Charlotte, NC 28255-0001, Attention: Prospectus Department, by telephone: 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com; Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attn: WFS Customer Service, or email wfscustomerservice@wellsfargo.com, or by calling toll-free at 1-800-645-3751; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-800-831-9146 or email: prospectus@citi.com; PNC Capital Markets LLC, 300 Fifth Ave, Pittsburgh, PA 15222, Attention: Securities Settlement, by telephone: (855) 881-0697 or by email at secsett@pnc.com; RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281, Attention: Transaction Management, by telephone: (866) 375-6829 or by email at rbcnyfixedincomeprospectus@rbccm.com; or Truist Securities, Inc., 303 Peachtree Street, Atlanta, GA 30308, Attention: Prospectus Dept, by telephone: (800) 685-4786 or by email at TSIdocs@Truist.com.